UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13(d)2(b)

AudioCodes Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M15342 10 4

(CUSIP Number)

January 2, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M15342 10 4	SCHEDULE 13 G

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person DSP Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,450,672[1] 6. Shared Voting Power -0- 7. Sole Dispositive Power 3,450,672 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,672

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A

11.

Percent of Class Represented by Amount in Row (9)

            9.17% based on 37,643,366 ordinary shares of AudioCodes

            outstanding as of September 23, 2003, as reported in

            AudioCodes’ Form 6-K filed with the Securities and Exchange

            Commission on October 3, 2003

12.	Type of Reporting Person CO

[1]	DSP Group, Inc. filed with the Securities and Exchange Commission a Schedule 13D dated as of May 30, 2000 that reported its ownership of 2,075,336 (subsequently adjusted to 4,150,672 pursuant to the stock split) shares of AudioCodes’ ordinary shares. In December 2000, DSP Group purchased 300,000 shares of AudioCodes’ ordinary shares. On January 2, 5, 6 and 7, 2004, DSP Group sold 298,900, 152,000, 411,000 and 138,100 respectively, shares of AudioCodes’ ordinary shares.

Item 1(a)	Name of Issuer: AudioCodes Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

4 Hahoresh Road, Yehud 56470, Israel.

Item 2(a)	Name of Person Filing: DSP Group, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

3120 Scott Boulevard, Santa Clara, California 95054.

(c)	Citizenship

Delaware.

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share.

(e)	CUSIP Number: M15342 10 4

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d- I (b)(1)(ii)(J).

Item 4	Ownership:

(a) Amount beneficially owned:

3,450,672

(b) Percent of Class:

9.17% based on 37,643,366 ordinary shares of AudioCodes outstanding as of September 23, 2003, as reported in AudioCodes’ Form 6-K filed with the Securities and Exchange Commission on October 3, 2003.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 3,450,672

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of: 3,450,672

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class:
N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
N/A

Item 8	Identification and Classification of Members of the Group:
N/A

Item 9	Notice of Dissolution of Group:
N/A

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.2

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.3

[2]	If filed under Rule 13d-1(b).
[3]	If filed under Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2004

/s/ Moshe Zelnik
Name:	Moshe Zelnik
Title:	Vice President, Finance, Chief Financial Officer and Secretary